SILVER WHEATON CORP. Park Place Suite 3400 – 666 Burrard St. Vancouver, BC Canada V6C 2X8
VIA EDGAR AND FACSIMILE September 7, 2007 Mr. John Cannarella Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549-7010	T: 604. 684.9648 F: 604. 684.3123 www.silverwheaton.com

RE:

Silver Wheaton Corp.
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed on March 26, 2007
File No. 001-32480

Dear Mr. Cannarella:

Please accept this request for an extension to respond to your comment letter of August 22, 2007.

We received your comment letter on September 6, 2007 and have commenced working with our auditors and counsel to ensure the completeness of our responses to these comments. However, additional time is required to coordinate this effort. Therefore, we would propose to provide our written response to you on or before September 21, 2007.

Should you have further questions, please contact the undersigned (phone: 1 604 696 3043, facsimile: 1 604 684 3123).

Yours truly,

Nolan Watson
Chief Financial Officer

cc:

Glenn Ives
Deloitte & Touche LLP

Mark Bennett
Cassels Brock & Blackwell LLP

Gil Cornblum
Dorsey & Whitney LLP